Mail Stop 0408



								September 23, 2005



Mr. F. Thomas David
President and Chief Executive Officer
First Southern Bancorp
201 South Main Street
Statesboro, Georgia 30458


      Re:	First Southern Bancorp
      Schedule 13e-3
      Filed September 1, 2005
      File No. 005-80820
      Preliminary Proxy Statement on Schedule 14A
      Filed September 1, 2005
      File No. 000-50259
      Amendment No. 1 to Form 10-KSB
      Filed April 26, 2005
      File No. 000-50259


Dear Mr. David:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
General
1. We note your response to comment 3.  Please supplementally provide
a formal opinion of counsel that the common stock and Series A stock
are separate classes of securities under Georgia law.   In this
regard, the analysis should include a detailed discussion and comparison of each feature of the Series A stock and the common stock and why the rights of each class support the opinion of counsel. As an example, the analysis should specifically address the fact that the Series A stock is convertible into common stock upon a change of control.


Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet, page 3
2. Please revise the section entitled Structure of the Transaction" to include the following:
* clarify that 87 percent of the shares will not be reclassified and will benefit from the reclassification because of several reasons including their percentage of ownership will increase; and
* the number of shares that would be reclassified represent approximately thirteen percent of the outstanding shares;

3. We note in your response to comment 3 of our letter dated July
25,
2005 you characterize the Series A stock as having "substantially different rights and limitations with respect to voting, dividends, liquidation and redemption." Please include this characterization in your summary term sheet (at the outset of your discussion of the terms of the series a stock).

4. We note your response to comment 5 of our letter dated July 25, 2005 regarding the section entitled "Terms of the Series A Stock." Please explain in the section on voting rights, the voting rights
"provided by law" to which you refer.

5. We note your response to comment 6 of our letter dated July 25, 2005 regarding the section entitled "Fairness of the Reclassification." Please revise the section as follows:
* disclose that the Board did not obtain an appraisal to determine if the Series A stock had the same value as the common stock;
* modify your statement that "no shareholder will be forced to involuntarily liquidate his or her equity interest" since one result of the reclassification will be that shareholders of Series A stock may be forced to involuntarily liquidate their interest pursuant to the terms of the Series A stock; and
* clarify your statement that the advantages and disadvantage of the
Series A stock "balance " those of the common stock to explain that this is the opinion of the board.

6. We note your response to comment 7 of our letter dated July 25, 2005 regarding the section entitled "Effectiveness of the
Reclassification."   Please update this information, if warranted
by
recent exercises of options or warrants..

7. Please expand the section entitled "Dissenters` Rights" to briefly discuss how fair value will be calculated. Provide a more detailed description in an appropriate section later in the document.


Questions and Answers, page 7
8. Please revise the answer to the question "What do I need to do now?" to include instructions for those who want to assert dissenters rights.


Alternatives Considered, page 12
9. Please provide a detailed explanation in the first paragraph as to why reclassification is the simplest and most cost effective alternative. Please comply with Instruction 1 to Item 1013 that "conclusory statements will not be considered sufficient disclosure."
Please disclose that the receipt of cash in the event of either asserting dissenters rights or being subject to a call from the company will also be a taxable event. Please disclose, on page 13, the per share value which management used to determine that a cash out merger could have cost up to $1.7 million.


Background of the Reclassification, page 14
10. We note your response to comment 11 of our letter dated July
25,
2005.   As we requested, please revise this section to discuss the conflict of interest (using that term) and to disclose those conflicts here or cross reference the section Effects of Reclassification on Affiliates."

11. Please expand to describe how the board considered and determined the features of the Series A stock.

12. Please revise your discussion of alternatives, on page 16 and elsewhere, to discuss the fact that the reclassification does not give all shareholders an opportunity to maintain an equity interest because the reclassification gives the company the right to call the
Series A stock and the reclassification may require the company to finance the purchase of shares of those who assert dissenters rights.

13. We note your response to comment 12 of our letter dated July
25,
2005.   As we requested, please further explain the basis for your claims, on page 18 and elsewhere, that the value of the Series A stock is equivalent to the value of the common stock. Please revise this section to comply with the requirement of Instruction 1 to Item
1013 that "conclusory statements will not be considered sufficient disclosure." Please explain how the Board made this determination without an appraisal and without any quantitative analysis.
Please
explain how the Board determined that two classes of stock are equivalent when the have "substantially different rights and limitations with respect to voting, dividends, liquidation and redemption." Please also explain your statement that "the cash value of the Series A stock is immaterial."


Reasons for the Reclassification, page 18
14. We note your response to comment 13 of our letter dated July
25,
2005 regarding direct and indirect costs. Please revise this disclosure to include the potential costs of paying the appraised value of your common stock to each shareholder entitled to assert dissenters rights under Georgia law. In addition, please discuss the potential legal fees involved in any disputes relating to dissenters rights and in any litigation challenging the legality of the reclassification.


Effects of the Reclassification on First Southern, page 20
15. We note your response to comment 16 of our letter dated July
25,
2005 regarding the benefits and detriments to the company. Please revise the first paragraph to explain the consequences if your assumption that no shareholders will exercise dissenters rights proves to be false. Please discuss, in a separate bullet point, the potential negative effects of shareholders exercising dissenters` rights.

16. Please revise this disclosure to include the potential costs of paying the appraised value of your common stock to each shareholder entitled to assert dissenters rights under Georgia law. Discuss the extent to which you may have to incur debt to pay those asserting dissenters rights. In addition, please discuss the potential legal fees involved in any disputes relating to dissenters rights and in any litigation challenging the legality of the reclassification.

17. As we requested in comment 17 of our letter dated July 25, 2005, please add disclosure addressing the risk that the company may be required to register the class of Series A under Section 12(g) of the
Exchange Act in the event the number of record holders exceeds 500 as of the last day of any fiscal year.

18. We note your response to comments 15 and 18 of our letter dated
July 25, 2005   Please discuss other detriments (other than short
swing profits) of losing the protection of the federal securities laws.


Effects of the Reclassification on Unaffiliated Shareholders, page
24
19. Please clarify that this section applies to shareholders whose shares will be reclassified and those whose shares will not.


Effects of the Reclassification on Shareholders Generally, page 24
20. We note your addition of the section entitled "Shares Exchanged for Series A Stock." Please set forth this disclosure in a separately captioned section entitled "Effects of the Reclassification on Shareholders Whose Shares Are Reclassified." Please move this section after the section addressing the effects on
First Southern but immediately before the section addressing the effects on Affiliates.

21. Please comply with Instruction 3 to Item 1013 by providing a "reasonably detailed discussion" of both the benefits and detriments" of the reclassification including the following:
* include with regard to each of the benefits and detriments a comparison to the current rights of the common stock;
* include in your discussion of detriments the tax consequences of asserting dissenters rights or calls of shares by the company;
* delete your discussion of earnings per share and book value as these effects apply to all shareholders not just those receiving Series A stock: and
* explain that the liquidation preference is only a benefit to the extent that there are any assets to distribute after paying other obligations.


Recommendation of the Board of Directors; Fairness of the Reclassification, page 31
22. We note your response to comment 36 of our letter dated July
25,
2005. regarding "Factors affecting Shareholders...," "Shareholder Receiving Series A Stock" and "Shareholder Retaining Shares of
Commons Stock."   Please revise your disclosure as follows:
* revise your claim, on page 33, that "no shareholder will be forced to involuntarily liquidate their equity interest" to reflect the fact that shareholders will be forced to involuntarily exchange their stock for stock that has "substantially different rights and limitations" and to reflect that fact that as a result of the reclassification shareholders whose stock is reclassified may be forced to involuntarily liquidate their equity interest if and when the company calls their stock;
* revise your claim, on page 33, that "the Reclassification should not result in a taxable event for shareholder receiving Series A stock" to reflect the fact that it will be a taxable event for those exercising dissenters rights;
* revise your disclosure, on page 34, regarding the liquidation preference to explain that the liquidation preference is only a benefit to the extent that there are any assets to distribute after paying other obligations; and
* revise your disclosure, on page 34, regarding the dividend preference to reflect the lack of any history or plans to issue dividends.

23. We note your response to comment 32 of our letter dated July
25,
2005. Please revise the disclosure, on page 36, as follows:
* revise your claim that the terms of the two classes are
"balanced"
to clarify that this is the Board`s opinion ; and
* revise your statement that "no further quantitative analysis
....was
necessary" to clarify that the Board did not undertake any quantitative analysis.

24. We note your response to comment 34 of our letter dated July
25,
2005. Please revise your claim, on pages 36 and 38, that the Articles "treat affiliated and unaffiliated shareholders identically" and "do not distinguish between these groups" to reflect practical differences in how the reclassification effects affiliates and non-affiliates. Please either discuss the differences or cross reference to discussion elsewhere in the document.

25. We note your response to comment 37 of our letter dated July
25,
2005 regarding the section entitled "Procedural Fairness." Please discuss in detail the conflict of interest of the board due to the many ways in which the board will benefit from the reclassification as shareholders, directors and executives which benefits are not shared with those subject to reclassification.

26. We note your response to comment 38 of our letter dated July
25,
2005 regarding your various claims that "the value of the Series A stock is equivalent to the value of the common stock." As we requested, please comply with instruction 3 to Item 1014 (which states that "conclusory statements will not be considered sufficient.") by either revising these claims or explaining the basis for them. As we requested, please state whether or not this quantitative assessment was based on any quantitative analysis and, if so, outline any quantitative analysis undertaken and indicate whether you used conventional methods in this valuation analysis. Please revise all such claims including the following:
* "from a financial point of view that the value of the Series A stock is equivalent to our common stock;" and
* "the cash value of the Series A stock and the common stock would be the same"

27. We note your response to comment 40 our letter dated July 25, 2005 regarding The Carson Medlin Company. As we requested, please comply with Item 1015 by providing all of the required disclosure regarding The Carson Medlin Company. As we stated, Item 1015 applies to any "report, opinion or appraisal" materially related to the transaction including oral reports, opinions or appraisals. We note that on page 37 you state that "Carson Medlin advised our management that they believed such a provision would support the board`s conclusion that the value of the Series A stock is equivalent to the value of the common stock." File any written materials provided to the board as exhibits to the Schedule 13E-3.








Form 10-KSB
28. As we requested in comment 41 of our letter dated July 25, 2005, please provide a black lined copy of Amendment No. 1 to your Form
10-
KSB for the period ending December 31, 2004.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact either Jonathan E. Gottlieb at (202) 551-
3416
or me at (202) 551-3448 with any questions.



								Sincerely,



								Jessica Livingston
								Attorney - Advisor

cc:	Kathryn L. Knudson, Esquire
	Powell Goldstein LLP
	One Atlantic Center
      Fourteenth Floor
      1201 West Peachtree Street, NW
      Atlanta, Georgia 30309-3488




Mr. F. Thomas David
First Southern Bancorp
September 23, 2005
Page 1